GMS CAPITAL CORP.

November 5, 2008

VIA FAX AND EDGAR
Maryse Mills-Apenteng
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

File No. 333-151684

Re: GMS Capital Corp. verbal comment response, conversation dated November 4, 2008

Dear Mrs. Mills-Apenteng,

We have reviewed your verbal remarks since our conversation dated November 4, 2008 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Consistency of disclosure regarding liquidity of capital resources referencing Risk Factor 14, Liquidity and Capital Resources and Management's Discussion and Analysis

1.	The disclosure relative to the number of months of available cash based on revenue levels disclosed in the June 30, 2008 quarterly financials is inconsistent between these three sections.

Response

We have noted your comment and have updated all three sections in the amended S-1 filing as follows:

Risk Analysis Section

14.  We will require additional capital to fund our operations beyond the next 3 months and, if it is not available, we will be forced to reduce our planned development and marketing efforts, which will reduce our sales revenues.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for the next 3 months. From this point onwards, unless we experience an increase in revenues from the current level, we will need additional capital. The development and marketing of new products and the expansion of distribution channels and associated support personnel requires a significant commitment of resources. In addition, if the markets for our products develop more slowly than anticipated, or if we fail to establish significant market share and achieve sufficient net revenues, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of common stockholders, and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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GMS CAPITAL CORP.

Management's Discussion and Analysis Section

The above table demonstrates that due to the higher level of professional services expenses required to maintain public filings, audit and legal expenses, our current level of revenues is not sufficient to cover our cash needs.  As a result, we will cover our cash shortfalls through debt financing with affiliated parties. In the event that we do not have a significant increase in revenues and we do not raise sufficient capital in the offering herein, management estimates we can only sustain our cash requirements for 3 months.  After three months, management will need to consider alternate sources of financing, including but not limited to additional debt financing, in order to sustain operations for subsequent period.  No agreements or arrangements have been made as of this date for such financing.

Liquidity and Capital Resources Section

In pursuing its business strategy, the Company will require additional cash for operating and investing activities in order to increase its monthly revenues.  The Company’s current level of gross margin is not adequate to cover all of the operating expenses for the business operating at the current revenue levels.  The Company will continue to borrow money from shareholders and related parties to cover any cash expenses that go beyond the cash required to maintain its operations and current revenue levels, while looking to increase revenues of its subscription services.  The Company has sought to borrow money from related parties in order to make cash expenditures that relate to the registration process which began in April 2008.  The Company records advances from related party upon the receipt of funds from shareholders and officers and will repay this loan when the Company has the free cash flow to do so.

Explanation as to why shareholders filed Schedule 13-D on September 22, 2008

2.
The Company was asked to clarify why the major shareholders have filed Schedule 13-D on September 22nd, 2008 when these filings are normally executed within 10 days of acquisition of shares from the Company.

Response

We have noted your comment and would like to explain the following regarding Schedule 13-D filings:

In discussion with Shareholders Metrakos, Krallis and Côté, the Schedule 13-D filing was made in reference to their shares in the company acquired on September 18, 2007 during the re-incorporation of the Company in the State of Florida as well as the shares received on October 1st, 2007 as issuance of stock for services.

Since the reincorporation did result in the issuance of stock, it was recommended by the Company's counsel that a voluntary filing by the major shareholders would be appropriate as a means of notifying the non-controlling minor shareholders of the issuance of stock and re-incorporation and encouraging the continuing full and fair disclosure and transparency of stock holdings by beneficial owners.

The filings were done by all shareholders outside of the 10 day limit since the Company was not a voluntary filer at the time of issuance of stock.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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GMS CAPITAL CORP.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos President & CEO GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

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